As filed with the Securities and Exchange Commission on September 21, 2004

                                            Securities Act File No. 333-115276
                                      Investment Company Act File No. 811-4612

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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

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                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

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                      Pre-Effective Amendment No.      [ ]
                     Post-Effective Amendment No. 1    [X]
                       (Check appropriate box or boxes)

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                            Merrill Lynch EuroFund
            (Exact Name of Registrant as Specified in its Charter)

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                                (609) 282-2800
                       (Area Code and Telephone Number)

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                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
 (Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

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                                Terry K. Glenn
                            Merrill Lynch EuroFund
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

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

                                                       Copies to:
         Frank P. Bruno, Esq.                     Andrew J. Donohue, Esq.                 Joel H. Goldberg, Esq.
    Sidley Austin Brown & Wood LLP        Merrill Lynch Investment Managers, L.P.        Shearman & Sterling LLP
          787 Seventh Avenue                           P.O. Box 9011                       599 Lexington Avenue
       New York, New York 10019               Princeton, New Jersey 08543-9011              New York, NY 10022
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Title of Securities Being Registered:  Common Stock, Par Value $.10 per share.

No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940.


     This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-115276) (the "N-14 Registration Statement") consists of the following:

(1)  Facing Sheet of this Registration Statement.

(2)  Part C of this Registration Statement (including signature page).

     Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus included in Pre-Effective Amendment No. 1 to the N-14 Registration Statement filed on May 7, 2004.

     This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant and Merrill Lynch Pan-European Growth Fund, a series of Mercury Funds, Inc. ("Pan-European Growth"), as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of Pan-European Growth into the Registrant.

                                    PART C

                               OTHER INFORMATION
Item 15. Indemnification.

     Section 5.3 of the Registrant's Declaration of Trust provides as follows:
"The Trust shall indemnify each of its Trustees, officers, employees and agents (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of good faith and reasonable belief as to the best interest of the Trust, had been adjudicated, it would have been adjudicated in favor of such person. The rights accruing to any person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no person may satisfy any right in indemnity or reimbursement granted herein or in Section
5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this
Section 5.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification." Insofar as the conditional advancing of indemnification moneys for actions based upon the Investment Company Act of 1940, as amended (the "Investment Company Act"), may be concerned, such payments will be made only on the following conditions:

     (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts that the recipient of the advance ultimately will be found entitled to indemnification. In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act, against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

Exhibit
Number           Description

   1(a)      --  Declaration of Trust of the Registrant, dated March 11,
                 1986.(a)
    (b)      --  Amendment to Declaration of Trust of the Registrant, dated
                 May 19, 1986.(a)
    (c)      --  Amendment to Declaration of Trust of the Registrant, dated
                 December 15, 1986.(a)
    (d)      --  Instrument establishing Class A shares and Class B shares of the Registrant, dated October 3, 1988.(a)
    (e)      --  Certification of Amendment to Declaration of Trust and
                 Establishment and Designation of Classes, dated October 17,
                 1994.(a)
    (f)      --  Certificate of Amendment to Declaration of Trust.(n)
    (g)      --  Establishment and Designation of Classes dated December 13,
                 2002.(o)
    (h)      --  Establishment and Designation of Classes dated March 18,
                 2003.(q)
   2         --  Amended and Restated By-Laws of the Registrant.
   3         --  Not applicable.
   4         --  Form of Agreement and Plan of Reorganization by and among the
                 Registrant, Mercury Master Trust on behalf of Merrill Lynch
                 Master Pan-European Growth Portfolio, a series of Mercury
                 Master Trust, and Mercury Funds, Inc., on behalf of Merrill
                 Lynch Pan-European Growth Fund ("Pan-European Growth"), a
                 series of Mercury Funds, Inc. (h)
    5        --  Portions of the Declaration of Trust and the By-Laws of the
                 Registrant defining the rights of shareholders.(b)
    6(a)     --  Management Agreement between the Registrant and Merrill
                 Lynch Investment Managers, L.P. (the "Manager"), dated
                 December 19, 1986.(c)
     (b)     --  Supplement to the Management Agreement between the
                 Registrant and the Manager, dated January 3, 1994.(n)
     (c)     --  Sub-Advisory Agreement between the Manager and Merrill
                 Lynch Asset Management U.K. Limited, dated April 29, 1988.(c)
    7        --  Form of Distribution Agreement between the Registrant and
                 FAM Distributors, Inc. (the "Distributor").(d)
    8        --  None.
    9        --  Form of Custody Agreement between the Registrant and
                 Brown Brothers Harriman & Co.(f)
   10(a)     --  Amended and Restated Class A Distribution Plan.(e)
     (b)     --  Form of Amended and Restated Class B Distribution Plan.(i)
     (c)     --  Form of Amended and Restated Class C Distribution Plan.(i)
     (d)     --  Form of Class R Distribution Plan.(j)
     (e)     --  Revised Merrill Lynch Select PricingSM System Plan pursuant to Rule 18f-3.(e)
   11        --  Opinion of Bingham, McCutchen LLP, Massachusetts counsel.
   12        --  Tax opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant and Pan-European Growth Fund.
   13(a)     --  Not applicable.
     (b)     --  Form of Administrative Services Agreement between the
                 Registrant and State Street Bank and Trust Company.(g)
     (c)     --  Not applicable.
     (d)(1)  --  Transfer Agency, Dividend Disbursing Agency and Shareholder
                 Servicing Agency Agreement between the Registrant and
                 Financial Data Services, Inc.(c)
     (d)(2)  --  Amendment to the Transfer Agency, Dividend Disbursing
                 Agency and Shareholder Servicing Agency Agreement dated July
                 1, 2001.(n)
     (d)(3)  --  Amendment to the Transfer Agency, Dividend Disbursing
                 Agency and Shareholder Servicing Agency Agreement dated
                 January 1, 2003.(n)
     (e)     --  Amended and Restated Credit Agreement between the Registrant and a syndicate of banks.(m)

     (f)     --  Form of Second Amended and Restated Credit Agreement between the Registrant, a syndicate of banks and certain other
                 parties.(k)
     (g)     --  Form of Third Amended and Restated Credit Agreement between the Registrant, a syndicate of banks and certain other
                 parties.(l)
     (h)     --  Form of Fourth Amended and Restated Credit Agreement between the Registrant, a syndicate of banks and certain other
                 parties.(p)
   14(a)     --  Consent of Deloitte & Touche LLP, independent auditors for the Registrant.
     (b)     --  Consent of Deloitte & Touche LLP, independent auditors for
                 Merrill Lynch Pan-European Growth Fund.
   15        --  Not applicable.
   16        --  Power of Attorney.
   17(a)     --  Prospectus and Statement of Additional Information of the
                 Registrant dated February 26, 2004.
     (b)     --  Prospectus and Statement of Additional Information of
                 Merrill Lynch Pan-European Growth Fund each dated
                 September 17, 2003.
     (c)     --  Annual Report to Shareholders of the Registrant for the
                 year ended October 31, 2003.
     (d)     --  Annual Report to Stockholders of Merrill Lynch Pan-European
                 Growth Fund for the year ended May 31, 2003.
     (e)     --  Form of Proxy.
     (f)     --  Semi-Annual Report of Merrill Lynch Pan-European Growth Fund
                 for the six months ended November 30, 2003.

---------------------------------
(a) Incorporated by reference to Exhibits 1(a), 1(b), 1(c), 1(d), 1(e) and 2(b) to Post-Effective Amendment No. 11 to the Registrant's Registration Statement on Form N-1A under the Securities Act of
       1933, as amended (the "Securities Act") (File No. 33-4026) (the "Registration Statement"), filed on February 27, 1995.
(b) Reference is made to Article I, Article II (Sections 2.2, 2.3, 2.4 and 2.7), Article III (Sections 3.1 and 3.4), Article IV (Sections
       4.1, 4.3 and 4.4), Article V (Sections 5.1, 5.2, 5.3 and 5.5),
       Article VI (Sections 6.2, 6.3, 6.4, 6.5, 6.7 and 6.8), Article VII (Section 7.1), Article VIII (Sections 8.1, 8.2 and 8.3), Article IX (Section 9.2), Article X, Article XI (Sections 11.3, 11.4 and 11.5) and Article XII (Section 12.6) of the Registrant's Declaration of Trust, as amended, filed as Exhibits 1(a), 1(b), 1(c), 1(d), 1(e) and 1(f) to the Registration Statement; and Article I, Article V and
       Article VI of the Registrant's By-Laws filed as Exhibit 2 to the Registration Statement.
(c) Incorporated by reference to Exhibits 4(a), 4(c), 8(a)(1) and 12 to Post-Effective Amendment No. 12 to the Registration Statement filed on February 27, 1996.
(d)    Incorporated by reference to Exhibit 5 to Post-Effective Amendment
       No. 10 to the Registration Statement on Form N-1A of Merrill Lynch Americas Income Fund, Inc (File No. 33-64398) filed on June 21,
       2000.
(e) Incorporated by reference to Exhibits 13(a) and 14 to Post-Effective Amendment No. 37 to the Registration Statement Form N-1A of Merrill Lynch Pacific Fund, Inc. (File No. 2-56978), filed on April 17,
       2003.
(f) Incorporated by reference to Exhibit 7 to Amendment No. 2 to the Registration Statement on Form N-1A of Master Large Cap Series Trust (File No. 811-09739), filed on January 30, 2002.
(g)    Incorporated by reference to Exhibit 8(d) to Post-Effective
       Amendment No. 1 to the Registration Statement on Form N-1A of
       Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775) filed on March 20, 2001.
(h) Included as Exhibit I to the Proxy Statement and Prospectus contained in the Registration Statement.
(i)    Incorporated by reference to Exhibit 13 to Post-Effective Amendment
       No. 10 to the Registration Statement on Form N-1A of Merrill Lynch Americas Income Fund, Inc. (File No. 33-64398), filed on June 21, 2000.
(j) Incorporated by reference to Exhibit 13(d) to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A of Merrill Lynch Basic Value Fund, Inc. (File No. 2-58521), filed on December 20, 2002.
(k)    Incorporated by reference to Exhibit (b)(2) to the Issuer Tender
       Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-39857), filed on December 14, 2001.

(l) Incorporated by reference to Exhibit (b)(3) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-15973), filed on December 13, 2002.
(m) Incorporated by reference to Exhibit (b) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-15973) filed on December 14, 2000.
(n) Incorporated by reference to Exhibit 1(f), 4(b), 8(a)(2) and 8(a)(3) to Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A of Merrill Lynch EuroFund (File No. 33-4026), filed on February 25, 2003.
(o) Incorporated by reference to Exhibit 1(g) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of Merrill Lynch EuroFund (File No. 33-4026), filed on December 27, 2002.
(p) Incorporated by reference to Exhibit 8(c)(4) to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of Merrill Lynch Global Growth Fund, Inc. (File No. 333-32899), filed on December 4, 2003.
(q) Incorporated by reference to Exhibit 1(h) to Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A of Merrill Lynch EuroFund (File No. 33-4026), filed on February 26, 2004.
*      To be filed by post-effective amendment.

Item 17. Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.
     (3) The Registrant undertakes to file, by post-effective amendment, an opinion of counsel as to certain tax matters, within a reasonable time after receipt of such opinion.

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 21st day of September, 2004.

                                    MERRILL LYNCH EUROFUND
                                    (Registrant)

                                    By: /s/ DONALD C. BURKE
                                        (Donald C. Burke, Vice President
                                        and Treasurer)

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                Signature                                      Title                                            Date
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
TERRY K. GLENN*                                President (Principal Executive
--------------                                 Officer) and Trustee
(Terry K. Glenn)

DONALD C. BURKE*                               Vice President and Treasurer
---------------                                (Principal Financial
(Donald C. Burke)                              and Accounting Officer)

RONALD W. FORBES*                              Trustee
----------------
(Ronald W. Forbes)


CYNTHIA A. MONTGOMERY*                         Trustee
---------------------
(Cynthia A. Montgomery)


KEVIN A. RYAN*                                 Trustee
-------------
(Kevin A. Ryan)


ROSCOE S. SUDDARTH*                            Trustee
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(Roscoe S. Suddarth)


RICHARD R. WEST*                               Trustee
---------------
(Richard R. West)


EDWARD D. ZINBARG*                             Trustee
-----------------
(Edward D. Zinbarg)


* This Registration Statement has been signed by each of the persons so indicated by the undersigned as Attorney-in-Fact.


* By:  /s/  DONALD C. BURKE                                                               September 21, 2004
       ---------------------
       (Donald C. Burke, Attorney-in-Fact)

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

                                 EXHIBIT INDEX

Exhibit
Number           Description
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12            -- Tax opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant and Pan-European Growth.